

April 1, 2015

Mr. Christian Storch
Altra Industrial Motion Corporation
300 Granite Street, Suite 201
Braintree, Massachusetts 02184

>   **Re: Altra Industrial Motion Corporation**
>   **Form 10-K for the Year Ended December 31, 2014**
>   **Filed February 26, 2015**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 27, 2015**
>   **File No. 1-33209**

Dear Mr. Storch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Long Term Incentive Compensation, page 22

1. Please briefly disclose the reasons why your Compensation Committee decides to grant additional discretionary awards to certain named executive officers.

Grants of Plan-Based Awards, page 31

2. We note that named executive officers received non-equity incentive plan awards in 2014. Please include the required disclosure for these awards in the Grants of Plan-Based Awards Table. See Item 402(d) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney, at (202) 551-3236 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief